Exhibit 99.2

WNS (HOLDINGS) LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be Held on May 30, 2024

To our Shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of the shareholders of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company”), will be held at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands on Thursday, May 30, 2024 at 11.00 am British Summer Time for the purpose of considering the following special businesses, as more fully described in the Proxy Statement accompanying this notice, and if thought fit, adopting the following resolutions:

SPECIAL BUSINESS

The following resolutions will be proposed as special resolutions:

Resolution 1: To authorize the purchase of 1.1 million ordinary shares, effective from May 30, 2024 to March 31, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased:

“THAT in addition to the authority conferred by the Shareholders at its meeting held on September 21, 2023 the Company be and is hereby generally and unconditionally authorized:

a)  pursuant to Article 57 of the Companies (Jersey) Law 1991 (the “Companies Law”), to make purchases of ordinary shares, provided that:

i)   the maximum number of ordinary shares hereby authorized to be purchased under this authority is 1.1 million;

ii)  the minimum price, exclusive of any expenses, which may be paid for an ordinary share shall be US$10;

iii)   the maximum price, exclusive of any expenses, which may be paid for an ordinary share shall be lower of:

(a)   an amount equal to 5% above the average market value for the Company’s ordinary shares for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(b)   an amount equal to US$ 77;

b)  the authority hereby conferred shall be effective from May 30, 2024 to March 31, 2025 (both days inclusive); and

c)  pursuant to Article 58A of the Companies Law, to hold as treasury shares any ordinary shares purchased under the authority conferred by paragraph (a) of this resolution.”

Resolution 2: To authorize the purchase of 3 million ordinary shares, effective from May 30, 2024 to November 29, 2025 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ordinary shares to be purchased:

“THAT the Company be and is hereby generally and unconditionally authorized:

a)	pursuant to Article 57 of the Companies Law, to make purchases of ordinary shares, provided that:

i)	the maximum number of ordinary shares hereby authorized to be purchased under this authority is 3 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ordinary share shall be US$10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ordinary share shall be lower of:

(a)

an amount equal to 5% above the average market value for the Company’s ordinary shares for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(b)	an amount equal to US$100;

b)	the authority hereby conferred shall be effective from May 30, 2024 to November 29, 2025 (both days inclusive); and

c)	pursuant to Article 58A of the Companies Law, to hold as treasury shares any ordinary shares purchased under the authority conferred by paragraph (a) of this resolution.”

DATED: May 01, 2024 BY ORDER OF THE BOARD	Registered Office: 22 Grenville Street St Helier, Jersey JE4 8PX, Channel Islands

Mourant Secretaries (Jersey) Limited

Company Secretary

NOTES:

1.

The Board of Directors has fixed the close of business on May 2, 2024 as the record date for determining those persons whose names appear on our Register of Members as holders of our ordinary shares (collectively, our “Shareholders”) who will be entitled to notice of and to vote at the Extraordinary General Meeting, and to receive copies of this notice, the accompanying Form of Proxy and Proxy Statement.

2.

A Shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy or proxies to attend the Extraordinary General Meeting and to vote on his/her behalf. A proxy need not be a Shareholder. A Form of Proxy, which should be completed in accordance with the instructions printed thereon, is enclosed with this document. The appointment of a proxy will not prevent a Shareholder from subsequently attending and voting at the Extraordinary General Meeting in person.

3.

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

4.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at Mourant Governance Services (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Extraordinary General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed .

5.

A body corporate which is a Shareholder entitled to attend and vote at the Extraordinary General Meeting may authorize a person to act as its representative at the Extraordinary General Meeting in respect of all or a particular number of the ordinary shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Extraordinary General Meeting in respect of all or a particular number of the ordinary shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of ordinary shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

6.

If the Extraordinary General Meeting is adjourned for lack of a quorum, the adjourned meeting will be held at 11.00 am (British Summer Time) on June 6, 2024 at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. Under the Company’s Articles of Association, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy and holding ordinary shares conferring not less than one-third of the total voting rights of all the Shareholders entitled to vote at the meeting.

7.	Explanatory notes to the resolutions to be proposed at the Extraordinary General Meeting are contained in the Proxy Statement which accompanies this Notice of Extraordinary General Meeting.